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As filed with the Securities and Exchange Commission on July 23, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNIONBANCAL CORPORATION
(Exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	94-1234979 (I.R.S. Employer Identification Number)

400 California Street
San Francisco, California 94104
(415) 765-2969
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John H. McGuckin, Jr.
Executive Vice President and Secretary
UnionBanCal Corporation
400 California Street
San Francisco, California 94104
(415) 765-2969
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

James M. Rockett, Esq.
Venrice R. Palmer, Esq.
Maureen A. Young, Esq.
Bingham McCutchen LLP
Three Embarcadero Center, 18th Floor
San Francisco, California 94111
(415) 393-2000
Facsimile (415) 393-2286

        Approximate date of commencement of proposed sale to the public:    from time to time after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM OFFERING PRICE(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE

Common stock, $1.00 par value	3,400,000 shares	$57.37	$195,058,000	$24,713.85

(1)
In addition to the common stock set forth in the table, the amount to be registered includes an indeterminate number of shares issuable pursuant to stock splits and stock dividends in accordance with Rule 416(b) under the Securities Act of 1933.

(2)
Estimated solely for purposes of calculating the registration fee, based upon the average of the high and low sales prices of the common stock on the New York Stock Exchange on July 19, 2004, pursuant to Rule 457(c) under the Securities Act.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                        , 2004

PROSPECTUS

3,400,000 SHARES

COMMON STOCK

        This prospectus relates to the offer and sale from time to time by the selling stockholder listed under "Selling Stockholder" in this prospectus of up to 3,400,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder will acquire the shares of our common stock covered by this prospectus upon completion of the acquisition of Jackson Federal Bank by our subsidiary Union Bank of California, N.A. described under "PROSPECTUS SUMMARY—Recent Developments" in this prospectus.

        The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for shares of our common stock or through privately negotiated transactions. The number of shares of our common stock covered by this prospectus represents approximately 2.3% of our total number of shares of common stock outstanding on June 30, 2004.

        Our common stock is listed on the New York Stock Exchange under the symbol "UB." On July 22, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $57.70 per share.

        Investing in our common stock involves risks. See the "Risk Factors" which begin on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        , 2004

        In this prospectus, "UnionBanCal Corporation," the "company," "we," "us," and "our" refer to UnionBanCal Corporation.

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, shares of UnionBanCal Corporation common stock that the selling stockholder receives upon the completion of the acquisition of Jackson Federal Bank by our subsidiary Union Bank of California, N.A. as described below under "PROSPECTUS SUMMARY—Recent Developments" may be sold from time to time as described under "PLAN OF DISTRIBUTION" in this prospectus.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is offering to sell, and is seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

PROSPECTUS SUMMARY

General

        UnionBanCal Corporation and its banking subsidiary, Union Bank of California, N.A., were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. The combination was accounted for as a reorganization of entities under common control, similar to a pooling of interests. Effective September 30, 2003, UnionBanCal Corporation reincorporated in the State of Delaware. As of June 30, 2004, The Bank of Tokyo-Mitsubishi, Ltd., our majority owner, owned approximately 62 percent of our outstanding common stock.

        We provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but nationally and internationally as well.

        Our principal executive offices are located at 400 California Street, San Francisco, California 94104. Our telephone number at that address is (415) 765-2969.

Banking

        Our operations are divided into four primary segments, which are described more fully in our Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 23 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

        The Community Banking and Investment Services Group.    This group offers its customers a broad spectrum of financial products under one convenient umbrella. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. These products are offered in 284 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through our website, check cashing services at our Cash & Save® locations and loan and investment products tailored to our high net worth consumer customers through our offices of The Private Bank. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

        In the fourth quarter of 2001, we acquired Armstrong/Robitaille, Inc., one of the top 100 insurance brokers in the United States. In December 2002, we acquired John Burnham & Company, a firm that provides a range of insurance services to its clients throughout the world, including risk management, liability, employee benefits, surety, workers' compensation, group medical and life, and personal lines. And, during 2003, we acquired two additional regional insurance brokers, Pleasanton, California-based Tanner Insurance Brokers, Inc., and Glendale, California-based Knight Insurance Agency. With offices in California and Oregon, these acquisitions allow us to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

        During 2002, we acquired the Simi Valley, California-based First Western Bank and Santa Clarita, California-based Valencia Bank & Trust, which added $490 million in assets to our balance sheet and 12 branches. During 2003, we acquired the Watsonville, California-based Monterey Bay Bank, which added $632 million in assets to our balance sheet and 8 branches. The integration of these three banks expanded our geographic footprint in the greater Los Angeles and greater Monterey Bay areas and provides us the opportunity to both increase our prospect opportunities and offer our existing consumer and commercial customer relationships a fuller range of financial services. In January 2004, we acquired Business Bank of California, a commercial bank headquartered in San Bernardino, California, with $704 million in assets and 15 full-service branches in the Southern California Inland Empire and the San Francisco Bay Area.

        The bank and insurance agency acquisitions are examples of our commitment to expansion through targeted acquisitions, and are consistent with our strategies to diversify earnings and broaden our branch network.

        The Commercial Financial Services Group.    This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

        The International Banking Group.    This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. This group has a long and stable history of providing these services to that market.

        The Global Markets Group.    This group, in collaboration with our other business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for us as part of its responsibilities for asset/liability management, including funding our own liquidity needs and addressing our interest rate risk.

Recent Developments

        On July 2, 2004, we announced that Union Bank of California, N.A. will acquire Jackson Federal Bank, a wholly-owned subsidiary of Prudential plc, in a transaction valued at $305 million. The closing of this transaction is subject to customary closing conditions, including the receipt of the required regulatory approvals and the effectiveness of the registration statement of which this prospectus is a part.

        Jackson Federal Bank is a $1.9 billion-asset savings bank headquartered in Brea, California, with 14 full-service branches and approximately 250 employees in the Southern California area. Jackson Federal Bank's principal business focus is income property lending and retail deposit gathering. As of March 31, 2004, Jackson Federal Bank's $1.2 billion loan portfolio was comprised of approximately 51% multifamily, 29% commercial, and 20% single family and other loans, while Jackson Federal Bank's $1.1 billion of deposits were approximately 62% CDs; 25% money market; and 13% DDA, NOW, and savings accounts. As of March 31, 2004, Jackson Federal Bank's non-performing assets ratio was 0.36%. For the three-year period ended December 31, 2003, Jackson Federal Bank had an annual average charge-off ratio of 0.02%. Jackson Federal Bank's branches are located in the cities of Apple Valley, Barstow, Big Bear Lake, Blue Jay, Burbank, Fullerton, Glendale, Los Angeles (2), Rancho Palos Verdes, San Bernardino, San Gabriel, Santa Monica, and Torrance.

        Union Bank of California, N.A. will pay $167.75 million in cash and $137.25 million in UnionBanCal Corporation common stock, subject to a maximum of 3.4 million shares of UnionBanCal Corporation common stock, for all of the shares of Jackson Federal Bank. Based on a $305 million transaction value, the price represents 12.5x last twelve months earnings and 1.94x tangible book value as of March 31, 2004. The transaction may be terminated by Jackson National Life Insurance Company, a wholly-owned subsidiary of Prudential plc and the parent company of Jackson Federal Bank, if (1) the average share price of UnionBanCal Corporation common stock for 10 trading days prior to the third trading day before closing is below $40.37, and (2) Union Bank of California, N.A. has not given notice to issue additional shares of UnionBanCal Corporation common stock sufficient to restore the total value of the transaction to $305 million.

        On July 20, 2004, we announced our financial results for the first six months of the year. The following table presents important financial results (unaudited) for the six months ended June 30, 2004 and 2003.

	As of and for the Six Months Ended
(Dollars in thousands, except per share data)	June 30, 2003 (unaudited)	June 30, 2004 (unaudited)
Results of operations:
Net interest income(1)	$777,826	$801,884
Noninterest income	388,942	542,215

Total revenue	1,166,768	1,344,099
Noninterest expense	693,604	749,508
(Reversal of) provision for credit losses	55,000	(15,000)

Income before income taxes(1)	418,164	609,591
Taxable-equivalent adjustment	1,269	1,605
Income tax expense	136,620	219,402

Net income	$280,275	$388,584

Per common share:
Net income—basic	$1.86	$2.63
Net income—diluted	1.85	2.59
Dividends(2)	0.59	0.67
Book value (end of period)	25.79	26.98
Common shares outstanding (end of period)	149,993,652	147,845,160
Weighted average common shares outstanding—basic	150,329,939	147,543,824
Weighted average common shares outstanding—diluted	151,746,328	149,991,567
Balance sheet (end of period):
Total assets	$42,668,834	$46,295,831
Total loans	25,668,660	27,594,271
Nonaccrual loans	379,487	178,062
Nonperforming assets	379,758	183,913
Total deposits	35,365,260	39,367,911
Junior subordinated debt	—	16,017
Trust preferred securities	360,166	—
Stockholders' equity	3,868,959	3,988,676

(1)
Taxable equivalent basis

•
Net income was$388.6 million for the six months ended June 30, 2004, or $2.59 per diluted common share, compared with $280.3 million, or $1.85 per diluted common share, for the equivalent period in 2003. Earnings increased $108.3 million, or 38.6 percent, while earnings per diluted common share increased 40.0 percent.

•
Total revenue was $1.3 billion in the first six months of 2004, an increase of $177 million, or 15.2 percent, compared with 2003. Net interest income increased 3.1 percent, and noninterest income increased 39.4 percent.

•
Net interest income was $802 million in the first half of 2004, a $24 million, or 3.1 percent, increase from prior year. The positive effect of higher volumes of earning assets and noninterest bearing demand deposits was partially offset by the adverse effect of the lower interest rate environment in 2004, and a shift in the mix of earning assets. Compared with prior year, net interest margin declined 34 basis points, to 4.07 percent.

•
Noninterest income in the first half of 2004 was $542 million, an increase of $153 million, or 39.4 percent, over the same period in 2003. Noninterest income for the first six months of 2004 includes a $93.0 million gain on the sale of the Company's merchant card portfolio, and an $8.5 million gain on the sale of real property, while noninterest income for the first half of 2003 includes a gain of $9 million resulting from the redemption of a Mexican Brady Bond. Service charges on deposits increased $21 million, or 13.9 percent, primarily due to higher overdraft and account analysis fees, and higher deposit volumes. Trust and investment management fees increased $7 million, or 10.3 percent, primarily due to increased trust assets. Insurance commissions increased $11 million, or 38.1 percent, due to two insurance brokerage acquisitions and organic growth.

•
For the first half of 2004, noninterest expense increased $56 million, or 8.1 percent, over the first half of 2003. Salaries and employee benefits expense increased $40 million, or 10.1 percent, primarily due to higher employee count associated with recent acquisitions and de novo branch openings, merit increases, higher performance-related incentive expense, higher pension expense and higher employer tax expense. Intangible asset amortization expense was $9 million, an increase of $3 million compared with prior year, due to recent acquisitions. Noninterest expense for the first half of 2003 includes a $4.2 million write-off of certain leasehold improvements.

  •
  Income tax expense for the first six months of 2004 was $219.4 million. The effective tax rate for this period was 36.1 percent, compared with an effective tax rate of 32.8 percent for the first six months of 2003. The increase in the effective tax rate was due to higher California state income taxes and lower low-income housing tax credits in 2004.

  •
  Nonperforming assets at June 30, 2004, were $184 million, or 0.40 percent of total assets. This compares with $380 million, or 0.89 percent of total assets, at June 30, 2003. Nonperforming assets declined 51.6 percent during the past year.

  •
  For the first half of 2004, the provision for credit losses was negative $15 million, reflecting an overall improvement in the credit quality of the loan portfolio. In first half of 2003, the provision for credit losses was $55 million. Net loans charged off in the first six months of 2004 were $23 million, compared with $106 million in first half of 2003.

  •
  At June 30, 2004, the allowance for credit losses as a percent of total loans and as a percent of nonaccrual loans was 1.82 percent and 281.6 percent, respectively. These ratios were 2.17 percent and 147.1 percent, respectively, at June 30, 2003.

  •
  At June 30, 2004, the Company had total assets of $46.3 billion and total deposits of $39.4 billion. Total stockholders' equity was $4.0 billion and the tangible equity ratio was 7.88 percent. Book value per share was $26.98, up 4.6 percent from a year earlier. The Company's Tier I and total risk based capital ratios at June 30, 2004, were 10.46 percent and 13.06 percent, respectively.

  •
  During the first six months of 2004, the Company repurchased 1,039,700 shares of common stock at an average price of $53.54 per share. At June 30, 2004, the Company had authority from its Board of Directors to repurchase an additional $246 million of common stock.

  •
  Common shares outstanding at June 30, 2004, were 147.8 million, a decrease of 2.1 million shares, or 1.4 percent, from one year earlier.

RISK FACTORS

        In deciding whether to purchase the common stock, you should consider the following risks in addition to the other matters discussed in this document and in the documents incorporated by reference in this document.

Adverse California economic conditions could adversely affect our business

        A substantial majority of our assets, deposits and fee income are generated in California. As a result, poor economic conditions in California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. Economic conditions in California are subject to various uncertainties at this time, including the decline in the technology sector, the California state government's budgetary difficulties and continuing fiscal difficulties. We have various banking relationships with the California State government, including credit and deposit relationships and funds transfer arrangements. If economic conditions in California decline, we expect that our level of problem assets could increase and our prospects for growth could be impaired. On March 2, 2004, the California electorate approved certain ballot measures, including a one-time economic recovery bond issue of up to $15 billion to pay off the State's accumulated general fund deficit. While these measures are expected to provide near-term relief for the State government's fiscal situation, the State of California continues to face fiscal challenges, the long-term impact of which, on the State's economy, cannot be predicted with any certainty.

The continuing war on terrorism could adversely affect U.S. economic conditions

        Acts or threats of terrorism and actions taken by the U.S. or other governments as a result of such acts or threats may result in a downturn in U.S. economic conditions and could adversely affect business and economic conditions in the U.S. generally and in our principal markets.

Adverse economic factors affecting certain industries could adversely affect our business

        We are subject to certain industry-specific economic factors. For example, a significant and increasing portion of our total loan portfolio is related to residential real estate. Accordingly, a downturn in the real estate and housing industries in California could have an adverse effect on our operations. Increases in residential mortgage loan interest rates could also have an adverse effect on our operations by depressing new mortgage loan originations. We provide financing to businesses in a number of other industries that may be particularly vulnerable to industry-specific economic factors, including the communications / media industry, the retail industry, the airline industry, the power industry and the technology industry. Recent increases in fuel prices could adversely affect businesses in several of these industries. Industry-specific risks are beyond our control and could adversely affect our portfolio of loans, potentially resulting in an increase in nonperforming loans or charge-offs.

Fluctuations in interest rates could adversely affect our business

        Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, decreases in interest rates could result in an acceleration in the prepayment of loans. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs, which could adversely affect our business.

Fluctuations in interest rates could adversely affect our margin spread

        Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can impact our margin spread, that is, the difference between the interest rates we charge on interest earning assets, such as loans, and the interest rates we pay on interest bearing liabilities, such as deposits or other borrowings. The impact, particularly in a falling interest rate environment, could result in a decrease in our interest income relative to interest expense.

Stockholder votes are controlled by The Bank of Tokyo-Mitsubishi, Ltd.; our interests may not be the same as The Bank of Tokyo-Mitsubishi, Ltd.'s interests

        The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., owns a majority (approximately 62 percent as of June 30, 2004) of the outstanding shares of our common stock. As a result, The Bank of Tokyo-Mitsubishi, Ltd. can elect all of our directors and can control the vote on all matters, including determinations such as: approval of mergers or other business combinations; sales of all or substantially all of our assets; any matters submitted to a vote of our stockholders; issuance of any additional common stock or other equity securities; incurrence of debt other than in the ordinary course of business; the selection and tenure of our Chief Executive Officer; payment of dividends with respect to common stock or other equity securities; and other matters that might be favorable to The Bank of Tokyo-Mitsubishi, Ltd.

        A majority of our directors are independent of The Bank of Tokyo-Mitsubishi, Ltd. and are not officers or employees of UnionBanCal Corporation or any of our affiliates, including The Bank of Tokyo-Mitsubishi, Ltd. However, because of The Bank of Tokyo-Mitsubishi, Ltd.'s control over the election of our directors, we could designate ourselves as a "controlled company" under the New York Stock Exchange Rules and could change the composition of our Board of Directors so that the Board would not have a majority of independent directors. The Bank of Tokyo-Mitsubishi, Ltd.'s ability to prevent an unsolicited bid for us or any other change in control could have an adverse effect on the market price for our common stock.

Possible future sales of shares by The Bank of Tokyo-Mitsubishi, Ltd. could adversely affect the market for our stock

        The Bank of Tokyo-Mitsubishi, Ltd. may sell shares of our common stock in compliance with the federal securities laws. By virtue of The Bank of Tokyo-Mitsubishi, Ltd.'s current control of us, The Bank of Tokyo-Mitsubishi, Ltd. could sell large amounts of shares of our common stock by causing us to file a registration statement that would allow them to sell shares more easily. In addition, The Bank of Tokyo-Mitsubishi, Ltd. could sell shares of our common stock without registration. Although we can make no prediction as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. If The Bank of Tokyo-Mitsubishi, Ltd. sells or transfers shares of our common stock as a block, another person or entity could become our controlling stockholder.

The Bank of Tokyo-Mitsubishi, Ltd.'s financial condition could adversely affect our operations

        We fund our operations independently of The Bank of Tokyo-Mitsubishi, Ltd. and believe our business is not necessarily closely related to The Bank of Tokyo-Mitsubishi, Ltd.'s business or outlook, including the proposed merger with UFJ Holdings, Inc. However, The Bank of Tokyo-Mitsubishi, Ltd.'s credit ratings may affect our credit ratings. The Bank of Tokyo-Mitsubishi, Ltd. is also subject to regulatory oversight and review by Japanese and US regulatory authorities. Our business operations and expansion plans could be negatively affected by regulatory concerns related to the Japanese financial system and The Bank of Tokyo-Mitsubishi, Ltd., including the proposed merger with UFJ Holdings, Inc.

Potential conflicts of interest with The Bank of Tokyo-Mitsubishi, Ltd. could adversely affect us

        The Bank of Tokyo-Mitsubishi, Ltd.'s view of possible new businesses, strategies, acquisitions, divestitures or other initiatives may differ from ours. This may delay or hinder us from pursuing such initiatives.

        Also, as part of The Bank of Tokyo-Mitsubishi, Ltd.'s normal risk management processes, The Bank of Tokyo-Mitsubishi, Ltd. manages global credit exposures and concentrations on an aggregate basis, including UnionBanCal Corporation. Therefore, at certain levels or in certain circumstances, our ability to approve certain credits or other banking transactions and categories of customers is subject to the concurrence of The Bank of Tokyo-Mitsubishi, Ltd. We may wish to extend credit or furnish other banking services to the same customers as The Bank of Tokyo-Mitsubishi, Ltd. Our ability to do so may be limited for various reasons, including The Bank of Tokyo-Mitsubishi, Ltd.'s aggregate credit exposure and marketing policies.

        Certain directors' and officers' ownership interests in The Bank of Tokyo-Mitsubishi, Ltd.'s common stock or service as a director or officer or other employee of both us and The Bank of Tokyo-Mitsubishi, Ltd. could create or appear to create potential conflicts of interest, especially since both of us compete in the U.S. banking industry.

Substantial competition in the California banking market could adversely affect us

        Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, as well as nationally and internationally. Our competitors include a large number of state and national banks, thrift institutions, credit unions and major foreign-affiliated or foreign banks, as well as many financial and nonfinancial firms that offer services similar to those offered by us. Some of our competitors are community banks that have strong local market positions. Other competitors include large financial institutions that have substantial capital, technology and marketing resources. Such large financial institutions may have greater access to capital at a lower cost than us, which may adversely affect our ability to compete effectively.

        Banks, securities firms, and insurance companies can now combine as a "financial holding company." Financial holding companies can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Recently, a number of foreign banks have acquired financial services companies in the U.S., further increasing competition in the U.S. market.

Restrictions on dividends and other distributions could limit amounts payable to us

        As a holding company, a substantial portion of our cash flow typically comes from dividends our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidate, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

Adverse effects of, or changes in, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us

        We are subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies, including accounting standards and interpretations currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement, including legislative and regulatory reactions to the terrorist attack on September 11, 2001, and future acts of terrorism, and the Enron Corporation, WorldCom, Inc. and other major U.S. corporate bankruptcies and reports of accounting irregularities at U.S. public companies, including various large and publicly traded companies. Additionally, our international activities may be subject to the laws and regulations of the jurisdiction where business is being conducted. International laws, regulations and policies affecting us and our subsidiaries may change at any time and affect our business opportunities and competitiveness in these jurisdictions. Due to The Bank of Tokyo-Mitsubishi, Ltd.'s controlling ownership of us, laws, regulations and policies adopted or enforced by the Government of Japan may adversely affect our activities and investments and those of our subsidiaries in the future.

        In addition, our business model relies, in part, upon cross-marketing the services offered by UnionBanCal Corporation and our subsidiaries to our customers. Laws that restrict our ability to share information about customers within our corporate organization could adversely affect our business, results of operations and financial condition.

        Additionally, our business is affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the U.S. Under long-standing policy of the Federal Reserve Board, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so. Among the instruments of monetary policy available to the Federal Reserve Board are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings by depository institutions, and (c) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the Federal Reserve Board may have a material effect on our business, results of operations and financial condition.

Risks associated with potential acquisitions or divestitures or restructuring may adversely affect us

        We may seek to acquire or invest in financial and non-financial companies, technologies, services or products that complement our business. There can be no assurance that we will be successful in completing any such acquisition or investment as this will depend on the availability of prospective target opportunities at valuation levels we find attractive and the competition for such opportunities from other bidders. In addition, we continue to evaluate the performance of all of our businesses and business lines and may sell a business or business line. Any acquisitions, divestitures or restructuring may result in the issuance of potentially dilutive equity securities, significant write-offs, including those related to goodwill and other intangible assets, and/or the incurrence of debt, any of which could have a material adverse effect on our business, financial condition and results of operations. Acquisitions, divestitures or restructuring could involve numerous additional risks including difficulties in obtaining any required regulatory approvals and in the assimilation or separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, higher than expected deposit attrition (run-off), divestitures required by regulatory authorities, the disruption of our business, and the potential loss of key employees. There can be no assurance that we will be successful in addressing these or any other significant risks encountered.

Significant legal actions could subject us to substantial uninsured liabilities

        We may be subject to claims related to our operations. Such legal actions could involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Some of the forward-looking statements can be identified by the use of forward-looking words including, but not limited to, "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, those included in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q under the heading "Certain Business Risk Factors," in this prospectus and any related prospectus supplement, and in other information contained in our publicly available SEC filings and press releases.

        You should not place undue reliance on any such forward-looking statements. Except to the extent required by federal securities laws, we do not intend to update forward-looking information or to release the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        All of the shares of common stock offered pursuant to this prospectus are being offered by the selling stockholder listed under "Selling Stockholder." We will not receive any proceeds from sales of common stock by the selling stockholder.

SELLING STOCKHOLDER

        The selling stockholder under this prospectus is Jackson National Life Insurance Company. The selling stockholder will acquire the common stock to be offered from time to time pursuant to this prospectus upon completion of the acquisition of Jackson Federal Bank by our subsidiary Union Bank of California, N.A. described above under "PROSPECTUS SUMMARY—Recent Developments."

        The following table sets forth information as of June 30, 2004 with respect to the selling stockholder and the number of shares of common stock to be acquired by the selling stockholder following completion of the transaction described above, all of which are being offered pursuant to this prospectus. For purposes of computing the number and percentage of shares beneficially owned by the selling stockholder as of June 30, 2004, we have assumed that the acquisition of Jackson Federal Bank was completed, and the shares offered hereby issued, on June 30, 2004. There can be no assurance that the acquisition will be completed and, if it is completed, that the selling stockholder will sell any of the shares it acquires in the transaction.

Name and Address	Shares Being Offered	Percent of Class Owned Before Offering	Shares Owned Upon Completion Of Offering	Percent of Class Owned After Offering
Jackson National Life Insurance Company 1 Corporate Way Lansing, Michigan 48951	3,400,000	2.3%	0	0%

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our restated certificate of incorporation, our bylaws and the Delaware General Corporation Law ("DGCL"). Our restated certificate of incorporation and bylaws have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 305,000,000 shares, of which 300,000,000 shares are common stock, par value $1.00 per share, and 5,000,000 shares are preferred stock, par value $1.00 per share. As of June 30, 2004, 147,845,160 shares of our common stock were issued and outstanding, and no shares of our preferred stock were issued or outstanding. All of our outstanding shares of common stock are fully paid and non assessable.

Common Stock

        Voting.    Each holder of shares of our common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock possess all voting power. Our restated certificate of incorporation does not provide for cumulative voting in the election of directors.

        Our restated certificate of incorporation contains a requirement that the holders of our common stock receive common stock in a merger of the corporation with, directly or indirectly, a holder of more than 50% of our common stock unless at least 90% of our stockholders approve the transaction or unless the transaction is approved at a "fairness hearing" by the California Commissioner of Corporations.

        Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock. Because we are a holding company, holders of our common stock may not receive assets of our subsidiaries in the event of our liquidation until the claims of our subsidiaries' creditors are paid, except to the extent that we are creditors of, and may have recognized claims against, such subsidiaries.

        Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription, sinking fund or similar rights.

        Stock Exchange Listing.    Our common stock is listed on the New York Stock Exchange under the symbol "UB."

Preferred Stock

        Under our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the number and the rights, preferences, privileges and restrictions of each series, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Written Consents

        Our bylaws provide that any action of our stockholders may be taken by written consent of the holders, without a meeting and without prior notice, if approved by holders of not less than the minimum number of votes that would be necessary to authorize such action at a meeting. As a result, The Bank of Tokyo-Mitsubishi, Ltd., which as of June 30, 2004 owned approximately 62% of our outstanding common stock, could take certain actions by written consent without the consent of, or prior notice to, our other stockholders.

Delaware Law

        We are incorporated under the DGCL. Under the DGCL, the affirmative vote of a majority of the shares entitled to vote is required to amend our certificate of incorporation. This vote would be in addition to any separate vote to which a future class of our preferred stock may be entitled. Our bylaws may be amended or repealed by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereon or by the affirmative vote of a majority of our board of directors.

        We have elected not to be subject to Section 203 of the DGCL, which, in general, prevents an interested stockholder (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person became an interested stockholder, subject to certain conditions and exceptions. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

Limitation on Liability of Directors and Indemnification

        Our restated certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We also maintain directors' and officers' liability insurance.

        As permitted by Delaware law, our restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  •
  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

  •
  the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

  •
  any breach of his or her duty of loyalty to us or our stockholders; or

  •
  any transaction from which the director derived an improper personal benefit.

This provision does not affect a director's liability under the federal securities laws.

        Our restated certificate of incorporation also provides that if the DGCL is amended to further eliminate or limit the liability of directors, then the liability of our directors, in addition to the limitation on personal liability provided in our restated certificate of incorporation, will be limited to the fullest extent permitted by the amended

DGCL. However, our bylaws provide that we may not indemnify any director, officer or employee nor purchase and maintain insurance on behalf of any director, officer or employee in circumstances not permitted by Part 359 of Title 12 of the Code of Federal Regulations, which is included in the regulations of the Federal Deposit Insurance Corporation, whereby a bank holding company or an insured depository institution may not provide for indemnification of its directors and officers in certain circumstances, including where the bank regulators assess a civil money penalty, or issue an order removing the director from office or an order to cease and desist from specified conduct.

        To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

        Computershare Investor Services, LLC acts as transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock covered by this prospectus for the selling stockholder. As used in this prospectus, "selling stockholder" means Jackson National Life Insurance Company, unless otherwise provided in a prospectus supplement. We will pay the costs and fees of registering the shares and other expenses related to the registration of the shares to the extent required by Section 5.17(i) of the Agreement and Plan of Merger dated as of July 1, 2004 incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, but we will not pay any underwriting discounts or commissions on behalf of any selling stockholder. Pursuant to the Agreement and Plan of Merger, we have agreed to provide certain indemnification to the selling stockholder against certain liabilities in connection with this offering, including liabilities under the Securities Act, under the terms, conditions and limitations specified in Section 8 of the Agreement and Plan of Merger. In addition, in the event any of the securities offered hereby are sold in an underwritten offering, we have agreed to provide certain indemnification to the underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act, under the terms, conditions and limitations specified in Exhibit F to the Agreement and Plan of Merger.

        The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares. The selling stockholder may sell the shares on the New York Stock Exchange, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholder may sell some or all of the shares through:

  •
  a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

  •
  purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

  •
  an underwritten offering.

        When selling the shares, the selling stockholder may enter into one or more, or a combination of, hedging transactions with financial institutions, which we refer to as "counterparties", in which it:

  •
  enters into transactions involving short sales of the shares by counterparties;

  •
  sells shares short itself and redelivers such shares to close out its short positions;

  •
  enters into option, forward or other types of transactions that require the selling stockholder to deliver shares to a counterparty, who may resell or transfer the shares under this prospectus; or

  •
  loan or pledge the shares to a counterparty, who may sell or transfer such shares.

        The selling stockholder may negotiate and pay broker-dealers' commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholder may allow other broker-dealers to participate in resales. The selling stockholder and any broker-dealers involved in the sale or resale of the shares may quality as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may quality as underwriters' compensation under the Securities Act of 1933. If the selling stockholder qualifies as an "underwriter," the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

        In addition to selling the shares under this prospectus, the selling stockholder may transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling stockholder. We will make copies of this prospectus available to the selling stockholder.

        We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of the selling stockholder and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

  •
  other facts material to the transaction.

LEGAL MATTERS

        The validity of the issuance of shares of common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from UnionBanCal Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for previously recognized goodwill and other intangible assets), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our common stock is listed on the New York Stock Exchange, and these reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

        This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

  •
  Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

  •
  Current Reports on Form 8-K dated July 1 and 2, 2004; and

  •
  the description of our common stock contained in our Proxy Statement dated March 24, 2003 under the section entitled "II. PROPOSAL TO CHANGE UNIONBANCAL CORPORATION'S STATE OF INCORPORATION FROM CALIFORNIA TO DELAWARE" and our restated certificate of incorporation and bylaws incorporated by reference as exhibits to the registration statement of which this prospectus is a part; and the description of our common stock contained in the Registration Statement on Form S-3 (Registration No. 333-109304) under the section entitled "DESCRIPTION OF SECURITIES—Description of Capital Stock."

        We also incorporate by reference any future filings (other than current reports on Form 8-K that are furnished rather than filed) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

        We will provide without charge upon written or oral request a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits unless specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, UnionBanCal Corporation, 400 California Street, San Francisco, California 94104 (telephone 415-765-2969).

3,400,000 SHARES

COMMON STOCK

PROSPECTUS

                             , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The estimated expenses in connection with the distribution of the securities being registered, all of which are to be paid by the registrant, are as follows:

Securities and Exchange Commission Registration Fee	$24,713.85
Printing and Engraving Expenses	10,000.00
Legal Fees and Expenses	150,000.00
Accounting Fees and Expenses	80,000.00
Miscellaneous Fees and Expenses	15,286.15

Total	$280,000.00

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer and director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter herein, the corporation must indemnify such person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

        UnionBanCal's Restated Certificate of Incorporation provides that a director of UnionBanCal shall not be personally liable to UnionBanCal or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to UnionBanCal or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the General Corporation Law of the State of Delaware; or (4) for any transaction from which the director derived an improper personal benefit. UnionBanCal's Restated Certificate of Incorporation also provides that if the General Corporation Law of the State of Delaware is amended to further eliminate or limit the liability of directors, then the liability of a director of UnionBanCal, in addition to the limitation on personal liability provided in UnionBanCal's Restated Certificate of Incorporation, will be limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware.

        UnionBanCal's Restated Certificate of Incorporation also provides that, to the fullest extent permitted by applicable law, UnionBanCal is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees or agents of UnionBanCal (and any other persons to which Delaware law permits the corporation to provide indemnification and advancement) through bylaw provisions, agreements with such directors, officers, employees, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to UnionBanCal, its stockholders, and others and subject to the limits on indemnification and advancement provided in Part 359 of Title 12 of the Code of Federal Regulations, which is included in the regulations of the Federal Deposit Insurance Corporation, whereby a bank holding company or an insured depository institution may not provide for indemnification of its directors and officers in certain circumstances, including where the bank regulators assess a civil money penalty, or issue an order removing the director from office or an order to cease and desist from specified conduct.

        UnionBanCal's Bylaws provide that UnionBanCal may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of UnionBanCal) by reason of the fact that he or she is or was an officer, employee or agent of UnionBanCal, or is or was serving at the request of UnionBanCal as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of UnionBanCal and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The Bylaws provide that UnionBanCal may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of UnionBanCal to procure a judgment in its favor by reason of the fact that he or she is or was an officer, employee or agent of UnionBanCal, or is or was serving at the request of UnionBanCal as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees and expenses) actually or reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of UnionBanCal and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to UnionBanCal unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        The Bylaws provide that the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of UnionBanCal, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. The Bylaws provide that to the extent that an indemnitee has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        The Bylaws provide that UnionBanCal shall indemnify, to the fullest extent permitted by applicable law as such may be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a member of the Board of Directors of UnionBanCal, or is or was serving at the request of UnionBanCal as a member of the board of directors or any committee thereof of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding; provided, however, that UnionBanCal is not authorized to provide indemnification of any director (1) for any breach of the director's duty of loyalty to UnionBanCal or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the General Corporation Law of the State of Delaware; or (4) for any transaction from which the director derived an improper personal benefit. The Bylaws provide that UnionBanCal shall advance expenses incurred or to be incurred in defending any such proceeding to any such director. The Bylaws contain procedures with respect to advancement of expenses and the right to indemnification of directors and provide that the rights to indemnification of, and the advancement of expenses to, directors are contract rights and provide that directors may bring suit against UnionBanCal, in certain cases, to recover unpaid claims for indemnification and advancement of expenses.

        The Bylaws provide that UnionBanCal may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of UnionBanCal, or is or was serving at the request of UnionBanCal as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not UnionBanCal would have the power to indemnify him or her against such liability. However, the Bylaws provide that UnionBanCal may not indemnify any director, officer or employee nor purchase and maintain insurance on behalf of any director, officer or employee in circumstances not permitted by Part 359 of Title 12 of the Code of Federal Regulations.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        An Exhibit Index has been attached as part of this registration statement and is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        Schedules are omitted because they are either not required, are not applicable or because equivalent information has been included in the financial statements and the notes thereto incorporated by reference in this prospectus.

ITEM 17.    UNDERTAKINGS

        a)    The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (a)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall by deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 15, Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        d)    The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on July 23, 2004.

UNIONBANCAL CORPORATION
By:	/s/ JOHN H. MCGUCKIN, JR.* Name: John H. McGuckin, Jr. Title: Executive Vice President and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ NORIMICHI KANARI* Norimichi Kanari	President, Chief Executive Officer and Director (Principal Executive Officer)	July 23, 2004
/s/ DAVID I. MATSON* David I. Matson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 23, 2004
/s/ DAVID A. ANDERSON* David A. Anderson	Senior Vice President and Controller (Principal Accounting Officer)	July 23, 2004
/s/ DAVID R. ANDREWS* David R. Andrews	Director	July 23, 2004
/s/ L. DALE CRANDALL* L. Dale Crandall	Director	July 23, 2004
/s/ RICHARD D. FARMAN* Richard D. Farman	Director	July 23, 2004
/s/ STANLEY F. FARRAR* Stanley F. Farrar	Director	July 23, 2004
/s/ PHILIP B. FLYNN* Philip B. Flynn	Director	July 23, 2004

/s/ MICHAEL J. GILLFILLAN* Michael J. Gillfillan	Director	July 23, 2004
/s/ RICHARD C. HARTNACK* Richard C. Hartnack	Director	July 23, 2004
/s/ MONICA C. LOZANO* Monica C. Lozano	Director	July 23, 2004
/s/ MARY S. METZ* Mary S. Metz	Director	July 23, 2004
/s/ J. FERNANDO NIEBLA* J. Fernando Niebla	Director	July 23, 2004
/s/ TAKAHARU SAEGUSA* Takaharu Saegusa	Director	July 23, 2004
/s/ TETSUO SHIMURA* Tetsuo Shimura	Director	July 23, 2004
/s/ JOHN H. MCGUCKIN, JR.* John H. McGuckin, Jr.	Signing on behalf of UnionBanCal Corporation and as authorized agent on behalf of directors and officers listed above	July 23, 2004

Exhibit Index

Exhibit Number	Description
1	Underwriting Agreement*
2
Agreement and Plan of Merger by and among UnionBanCal Corporation, Union Bank of California, N.A., Jackson National Life Insurance Company and Jackson Federal Bank dated as of July 1, 2004 (incorporated by reference to Current Report on Form 8-K of UnionBanCal Corporation dated July 1, 2004)
4.1
Restated Certificate of Incorporation of UnionBanCal Corporation (incorporated by reference to Exhibit 3.1 to Quarterly Report on Form 10-Q of UnionBanCal Corporation for the quarter ended September 30, 2003)
4.2	Bylaws of UnionBanCal Corporation (incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q of UnionBanCal Corporation for the quarter ended September 30, 2003)
5	Opinion of Bingham McCutchen LLP
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	Consent of Bingham McCutchen LLP (included in Exhibit 5)
24	Power of Attorney of certain officers and directors of UnionBanCal Corporation

*
To be filed as an exhibit to a Current Report on Form 8-K to be filed subsequent to the effective date of this registration statement if any of the shares registered hereunder are sold on an underwritten basis.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
  ITEM 17. UNDERTAKINGS
SIGNATURES
Exhibit Index